Exhibit 99.1

IMMUTEP LIMITED

ABN 90 009 237 889

Appendix 4D

Half-Year Financial Report

For the Half-Year Ended

31 December 2020

(previous corresponding period: half-year ended 31 December 2019)

To be read in conjunction with the 30 June 2020 Annual Report.

In compliance with Listing Rule 4.2A.

ABN 90 009 237 889

ASX/Media Release (ASX: IMM)

23 February 2021

Appendix 4D Half-Year Financial Report

Results for Announcement to the Market

Current Reporting Period – Half-year Ended 31 December 2020

Previous Reporting Period – Half-year Ended 31 December 2019

Revenues	Down	100%	to	Nil
Other Income	Down	29.7%	to	2,260,333
Total revenue and other income	Down	78.6%	to	2,260,333
Loss after tax attributable to members	Up	233%	to	(19,844,146)
Net loss for the period attributable to members	Up	233%	to	(19,844,146)

The loss after tax for the half year ending 31 December 2020 of A$19,844,146 was significantly higher compared to A$5,950,345 for the half year ending 31 December 2019, mainly due to a significant loss of A$8.1m from the net change in fair value of warrants and the absence of a milestone payment. The net change in fair value of warrants is a non-cash expense.

Dividends (Distribution)	Amount per Security	Franked Amount per Security
Final dividend	n/a	n/a
Previous corresponding period	n/a	n/a
Record date for determining entitlements to the dividend (in the case of a trust, distribution)		n/a

Net Tangible Assets per Share (cents)*

As at 31 December 2020	7.22
As at 31 December 2019	3.15

Immutep Limited- Appendix 4D	Page 1

Contents

Directors’ Report	3

Auditor’s Independence Declaration	9

Half-Year Financial Report

Consolidated Statement of Comprehensive Income	10

Consolidated Balance Sheet	11

Consolidated Statement of Changes in Equity	12

Consolidated Statement of Cash Flows	13

Notes to the Consolidated Financial Statements	14

Directors’ Declaration	27

Independent Auditor’s Review Report to the Members	28

This half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 30 June 2020 and any public announcements made by Immutep Limited during the half-year reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Immutep Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is at 95 Pitt Street, SYDNEY, NSW 2000. Its shares are listed on the Australian Securities Exchange (ASX) and NASDAQ Global Market (NASDAQ).

Immutep Limited- Appendix 4D	Page 2

Directors’ Report

Your directors present their report on the consolidated entity consisting of Immutep Limited and the entities it controlled at the end of, or during (referred to hereafter as the “Group” or “Immutep” and or the “Company”) the half-year ended 31 December 2020.

Directors

The following persons were directors of Immutep during the whole of the half-year and up to the date of this report unless otherwise stated:

Dr Russell Howard	(Non-Executive Chairman)
Mr Pete Meyers	(Non-Executive Director & Deputy Chairman)
Mr Marc Voigt	(Executive Director & Chief Executive Officer)
Mr Grant Chamberlain	(Non-Executive Director)

Principal Activities

Immutep is a globally active biotechnology company and is a leader in the development of LAG-3 immunotherapeutic products for cancer and autoimmune disease. It is dedicated to leveraging its technology and expertise to discover and develop novel immunotherapies, and to partner with leading organisations to bring innovative treatment options to market for patients.

Its lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism, which is in clinical development for the treatment of cancer. Immutep has two other clinical candidates (IMP701 and IMP731) that are worldwide, exclusively licensed to major pharmaceutical partners, and a fourth candidate (IMP761) which is in pre-clinical development for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

REVIEW OF OPERATIONS

In the first half of the financial year 2021, Immutep reported further encouraging results from its development program for efti, building on the product candidate’s growing promise as an innovative immuno-oncology treatment in multiple cancers for patients.

More mature and encouraging Overall Response Rates (ORR) were reported from the Company’s TACTI-002 Phase II trial in 1st Line Non-Small Cell Lung Cancer patients (NSCLC) and 2nd Line Head and Neck Squamous Cell Carcinoma patients (HNSCC). In addition, first encouraging Overall Survival results (OS) were reported from its AIPAC Phase IIb trial in metastatic breast cancer. Data from these trials were presented at world-leading cancer conferences during the half year, validating the strength of the data.

These encouraging clinical results have prompted Immutep to scale up efti manufacturing and initiate two new efti trials or trial extensions during the half year:

•	The TACTI-002 trial was expanded in 1st line lung cancer with partner Merck & Co (MSD).

•	A new randomised, controlled Phase II trial in 1st line head and neck cancer was announced.

Additionally, Immutep’s Chinese partner, EOC Pharma announced their new phase II study for efti in metastatic breast cancer, following the encouraging AIPAC data.

Throughout the half year, Immutep continued its partner collaborations, including with five major pharmaceutical companies throughout the half year: Novartis, GSK, MSD (i.e. Merck & Co (US)), Merck KGaA (i.e. Merck (Germany)) and Pfizer. It also entered into a new collaboration with LabCorp Corporation of America Holdings to support the development of immuno-oncology products or services.

Immutep’s operations continued with limited disruption as a result of the COVID-19 pandemic, with the Group focusing on protecting the health of patients recruited into its clinical trials and its employees.

Immutep Limited- Appendix 4D	Page 3

Directors’ Report (Continued)

The Group is continuously monitoring the impact of COVID-19 on its operations and on the carrying value of certain assets. The Group has worked closely with the regulators and clinical trial sites and implemented measures to safeguard our patients and employees. The Group developed a comprehensive response strategy including establishing cross-functional response teams and implementing business continuity plans to manage the impact of the pandemic on our employees, patients, and our business. The Group managed to address these challenges without a material impact on its clinical program and financial performance for the half year.

Patient recruitment was already well underway for the TACTI-002 and INSIGHT-004 trials and the Group’s largest trial, AIPAC, was fully recruited when the COVID-19 pandemic was declared. However, the extent to which the COVID-19 pandemic may impact the Group’s business moving forward will depend on future developments, which are highly uncertain and cannot be predicted at this time. The Group will continue to assess the impact on every level.

Clinical Trials for eftilagimod alpha

AIPAC - Phase IIb

AIPAC (Active Immunotherapy PAClitaxel) evaluates efti in combination with paclitaxel, a standard of care chemotherapy, as a chemo-immunotherapy combination. The trial is a randomised, double blinded, placebo-controlled clinical study with 226 evaluated HR+ metastatic breast cancer patients and is taking place across in more than 30 clinical trial sites in Germany, the UK, France, Hungary, Belgium, Poland, and the Netherlands. The combination therapy aims to boost the body’s immune response against tumour cells compared to chemotherapy plus placebo.

In December 2020, Immutep reported encouraging first OS data from AIPAC, based on approximately 60% of events. The data was selected for a spotlight presentation at the San Antonio Breast Cancer Symposium 2020. It showed a promising and improving overall trend in OS in the trial total population. Specifically, a median survival benefit of +2.7 months was observed from efti plus chemotherapy, compared to chemotherapy plus placebo.

In addition, a statistically significant OS benefit was observed in the efti group in pre-defined patient groups. A +7.1 month survival benefit was observed from efti with chemotherapy for patients under 65 years of age. They reported a median survival benefit of 21.9 months vs. 14.8 months in the placebo group, marking close to a 50% improvement in survival. Similarly, a +9.4 month survival benefit from efti with chemotherapy was observed for patients with a low starting monocyte count. These patients reported a median survival of 22.4 months compared to 12.9 months for patients in the placebo group, equating to 74% longer survival.

Importantly, a statistically significant increase in cytotoxic CD8 T cells was reported in patients treated with efti plus chemotherapy compared to chemotherapy and placebo. This increase correlates with prolonged OS in the efti group, indicating pharmacodynamic activity and proof of concept of efti’s mode of action. The combination of efti and paclitaxel chemotherapy was overall safe and well tolerated, further building upon efti’s strong safety profile to date.

The collection of OS data is ongoing, and the proportion of patient events has now advanced to approximately 68%. Immutep is on track to report final OS and ORR data by mid calendar year 2021.

TACTI-002 - Phase II

TACTI-002 (Two ACTive Immunotherapies) is a Phase II study evaluating the combination of efti with KEYTRUDA® (or pembrolizumab, an anti-PD-1 therapy) in 183 patients with second line HNSCC and NSCLC in first and second line. The study is taking place at different clinical sites across Australia, Europe, the UK and US and is being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada); MSD refers to the study as Keynote-798.

Throughout the half year, Immutep continued to report consistently encouraging findings in different patient cohorts of TACTI-002. The data was presented at world-leading conferences: the ESMO Virtual Congress 2020 in September 2020 and at the Society for Immunotherapy of Cancer (SITC) 35th Anniversary 2020 Annual Meeting in November as part of a late breaker poster presentation and poster walk for highly scored abstracts.

Immutep Limited- Appendix 4D	Page 4

Directors’ Report (Continued)

At SITC, the Company reported more mature, interim ORRs for 1st line NSCLC (Part A) and 2nd line HNSCC (Part C). A 36% ORR was reported in patients with 1st line NSCLC and 36% ORR in patients with 2nd line HNSCC in the intent to treat population. Five patients (two with 1st line NSCLC and three with 2nd line HNSCC) reported a complete disappearance of all lesions, known as a Complete Response.

First data from patients with 2nd line NSCLC (Part B) who are PD-1 resistant/refractory were also reported at SITC.

Following the encouraging data, Immutep and its partner MSD have expanded the TACTI-002 study by 74 additional patients with 1st line NSCLC (Part A). The combination treatment of efti and pembrolizumab continues to be safe and well tolerated with no new safety signals reported so far.

In November 2020, the Data Monitoring Committee confirmed a positive risk-benefit assessment for Part B and recommended the opening of Stage 2 of Part B. Recruitment for the extension of Part A opened in late December 2020. In early January 2021, Immutep completed the recruitment of patients with 2nd line HNSCC (Part C) of the trial. Further data from TACTI-002 is expected in H1 calendar year 2021.

New Trial in 1st line HNSCC - Phase II

The data reported from 2nd line HNSCC patients (detailed above in TACTI-002) was very robust and formed an excellent basis for Immutep to pursue additional clinical development in HNSCC.

In November 2020, Immutep announced plans for a new Phase II, randomised, controlled clinical study in approximately 160 1st line HNSCC patients. Patients will be 1:1 randomised to receive efti in combination with an anti-PD-1 treatment, or anti-PD-1 monotherapy. The trial is intended to take place across clinical sites in the United States, Australia, and Europe.

CYTLIMIC – Phase I

CYTLIMIC is conducting clinical trials evaluating efti as part of a cancer peptide vaccine, called CYT001, in patients with advanced or metastatic solid cancer. The cancer vaccine is comprised of the combination of a HSP70 derived peptide, a GPC3 derived peptide, Immutep’s IMP321 (efti) and Hiltonol.

Immutep’s partnership with CYTLIMIC continued to progress well during the half year. CYTLIMIC has previously reported positive results from its YNP01 Phase I clinical trial of CYT001 in early 2020 and interim results from a second Phase I study of CYT001, called YCP02, were reported in June 2020, showing tumour cell death and infiltration of T cells into tumour regions in 6 out of 9 patients. CYTLIMIC is also collaborating with Chiba University in Japan to start a new Phase I trial of CYT001, called CRESCENT1.

EOC Pharma – IMP321 - Phase I

In December 2020, EOC Pharma, Immutep’s partner and Chinese licensee for efti, announced it will conduct a new Phase II clinical trial evaluating efti (designated as EOC202 in China) in combination with paclitaxel (the same combination therapy being tested in AIPAC) in HER2-negative/HR positive metastatic breast cancer patients who have progression after endocrine therapy chemotherapy.

Approximately 152 patients are expected to participate in the trial which is to be fully funded by EOC Pharma and will take place across 20 clinical trial sites in China over 24 months. The study endpoints include progression free survival, OS and ORR.

EOC Pharma’s decision to conduct the new trial follows encouraging first OS data from Immutep’s Phase IIb study, AIPAC (see AIPAC above). EOC Pharma has completed its Phase I EOC202A1101 study of efti in patients with metastatic breast cancer in China. The results from the trial are expected to be reported by EOC Pharma in H1 of calendar year 2021.

EOC Pharma is also progressing the manufacturing scale up work for its trials (see Efti Manufacturing above). EOC Pharma holds the development and commercialisation rights to efti in Greater China.

Immutep Limited- Appendix 4D	Page 5

Directors’ Report (Continued)

IKF – INSIGHT - Phase I

INSIGHT is a Phase I study conducted by Immutep’s partner, and trial sponsor, The Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt, Germany (“IKF”), in Germany, evaluating efti in advanced solid cancers.

The INSIGHT trial includes a 4th arm, called INSIGHT-004 (see below Merck KGaA & Pfizer – INSIGHT-004).

Merck KGaA & Pfizer – INSIGHT-004 - Phase I

INSIGHT-004 is a Phase I study being conducted in collaboration with Merck KGaA, Darmstadt, Germany, and Pfizer Inc. It is taking place as an amendment under the existing protocol of INSIGHT (see above IKF) and is sponsored by IKF. The study evaluates the combination of efti with avelumab, a human anti-PD-L1 antibody, in 12 patients with different advanced solid malignancies, primarily with gastrointestinal indications and is the first study of an approved and marketed anti-PD-L1 drug in combination with efti.

Immutep reported improving interim data from INSIGHT-004 at the ESMO Virtual Congress 2020 in September 2020. In the trial, 41.7% of patients showed a Partial Response to the combination therapy of efti and avelumab, building on the previous interim data of 33% announced in May 2020. Encouraging early anti-tumour activity signals were reported across a variety of cancer indications not typically sensitive to immune checkpoint inhibitor (ICI) therapy, including PD-L1-negative cervical cancer, squamous anal cell carcinoma, and mesothelioma. The combination of efti and avelumab continues to be safe and well tolerated.

EAT COVID – Phase II

In October 2020, Immutep announced the University Hospital Pilsen in the Czech Republic would conduct an investigator-initiated Phase II clinical trial of efti in hospitalised patients with COVID-19. The study is called EAT COVID and is a placebo controlled, 1:1 randomised, double blinded trial involving up to 110 adult patients hospitalised with COVID-19 at University Hospital Pilsen. The treatment aims to boost a patient’s immune response to prevent the development of severe COVID-19 symptoms that require intensive care and can lead to respiratory failure and death.

First safety data was reported from the first six patients in the trial in January 2021. All six patients (age range, 50-83 years; 2 women; 4 men) received the three planned 10 mg efti injections and have since been discharged from hospital. No adverse reactions have been reported. Following an independent Data and Safety Monitoring Board data review, it was recommended that the study advance with enrolment for the randomised portion of the study.

Efti Manufacturing

Due to the succession of very encouraging clinical trial results for efti reported throughout 2020, Immutep prioritised the process of scaling up the drug candidate’s manufacturing in preparation for potential commercial manufacturing and registration trials in multiple indications.

The Company is increasing the manufacturing process from 200L to 2,000L capacity bioreactors, with the major scale up steps taking place throughout 2021. Efti is manufactured according to EU GMP guidelines at the WuXi Biologics manufacturing plant in Mashan, Wuxi, China. Each batch is immediately shipped to a European storage facility following manufacture.

Separately, Immutep’s partner in China, EOC Pharma, has continued upscaling manufacturing of efti to 2,000L for its Phase II clinical trial in metastatic breast cancer (see below EOC Pharma) at another contract manufacturer.

IMP761 – preclinical development

IMP761 is an immunosuppressive agonist antibody to LAG-3. It is the first agonist antibody that targets the immune checkpoint LAG-3 for the treatment of autoimmune diseases, such as inflammatory bowel diseases, rheumatoid arthritis, and multiple sclerosis. It aims to treat the causes of autoimmune disease, rather than treating the symptoms.

During the half year, Immutep continued cell line and other preclinical development steps for IMP761 in preparation for clinical trials.

Immutep Limited- Appendix 4D	Page 6

Directors’ Report (Continued)

Clinical & preclinical development by Immutep’s Partners

Novartis - IMP701 – Phase II

Novartis is Immutep’s partner for the development of LAG525, a humanised LAG-3 antagonist antibody derived from its IMP701 antibody. Novartis has five clinical trials ongoing for LAG525 in multiple cancer indications. Across the five trials, LAG525 will be evaluated in a total of more than 1,000 patients.

At SITC 2020 Novartis presented data in a poster presentation.

GlaxoSmithKline (GSK) - IMP731 - Phase I

GSK is Immutep’s partner for GSK2831781, which is derived from the Company’s IMP731 antibody.

During the half year, GSK had been conducting a Phase II clinical study evaluating GSK2831781 in 242 ulcerative colitis patients. However, in January 2021, GSK stopped the trial based on the assessment of clinical data as part of a planned interim analysis conducted in consultation with the trial’s Data Review Committee.

GSK is conducting further reporting, assessment and analyses of the efficacy and safety data and evaluating the biology to determine next steps for the GSK2831781 development program. GSK2831781 was also clinically evaluated in a phase I study completed in patients with psoriasis which showed preliminary evidence of clinical efficacy. GSK also completed a Phase I study in 36 healthy Japanese and Caucasian volunteers in 2019.

Importantly, Immutep’s collaboration with GSK remains in place and GSK2831781 continues to be under an exclusive license with GSK. In addition, the discontinuation of the GSK trial has no impact on Immutep’s three other product candidates all of which have different mechanisms of action, including its lead product candidate efti. Immutep’s cash runway is also unimpacted.

LabCorp

In October 2020, entered into a Licence and Collaboration Agreement with Laboratory Corporation of America Holdings, known as LabCorp (NYSE: LH) to support the development of immuno-oncology products or services. An upfront fee, commercial milestones and service payments are attached to the Agreement.

Monash University

In August 2020, Immutep and its research partner, Monash University, were awarded a A$671,427 grant under the Australian Research Council’s (ARC) Linkage Project scheme to support the research collaboration into Lymphocyte Activation Gene-3 (LAG-3) for a further three years.

The collaboration commenced in 2017, investigating the structure of LAG-3 and how it binds to its main ligand, MHC Class II. The renewed funding will allow investigation into the way LAG-3 controls T cell function and may ultimately lead to the development of a new generation of innovative medicines for the treatment of cancer, autoimmune diseases, or infectious diseases.

Intellectual Property

Immutep has continued to protect its technology and intellectual property, with four new patents granted throughout the half year. The Company was granted a new patent from the United States Patent & Trademark Office protecting its intellectual property relating to combined preparations comprising efti and a PD-1 pathway inhibitor, specifically either pembrolizumab (as being evaluated in TACTI-002) or nivolumab.

A new United States patent was granted for embodiments of LAG525, a humanised form of Immutep’s IMP701 antibody which is out-licensed to Novartis AG. In addition, the Australian Patent Office also granted a new patent for the use of LAG525 in the treatment of cancer or infectious disease. This new Australian patent builds on the corresponding US patents announced in March 2018 and July 2020, a European patent announced in November 2019, and a Japanese patent announced in September 2019.

The European Patent Office granted a new patent protecting Immutep’s pre-clinical product candidate, IMP761, and also to the use of IMP761 in the treatment of T-cell mediated inflammatory and autoimmune diseases.

Financial Performance

The Company completed a A$29.6 million placement in November 2020 which was supported by high-quality institutional investors in Australia and offshore. The proceeds from the financings are being used to continue the LAG-3 related programs, including the ongoing clinical development of efti and the development of IMP761.

Immutep Limited- Appendix 4D	Page 7

Directors’ Report (Continued)

Financial Performance (Continued)

In December 2020, the Company received A$10.66 million from the exercise of warrants over American Depository Shares.

The Company’s cash and cash equivalent balance as at 31 December 2020 was A$54.9 million.

Immutep is in a strong financial position with a cash runway beyond end of calendar year 2022 and beyond several significant data read-outs.

Interest income decreased from A$137 thousand in the half year ending 31 December 2019 to A$48 thousand in the half year ending 31 December 2020. The decrease was mainly due to a decrease in weighted average interest rates.

Research and development and intellectual property expenses decreased by A$3.5 million to A$8.4 million in the half year ending with 31 December 2020. This decrease was mainly attributable to the significant decrease of clinical trial costs related to the completion of the TACTI-mel trial and the winding down of the AIPAC trial as all patients in the AIPAC Phase IIb clinical trial have completed the treatment and moved into the follow-up phase.

Corporate administrative expenses for the half year ending 31 December 2020 were A$3.1 million, which remains at a similar level to the half year ending 31 December 2019. Corporate administrative expense includes share-based payments (non-cash expense) totaling $1.06m in the 2020 half-year reporting period, compared to a $0.78m in the corresponding 2019 half-year period.

The loss after tax for the half year ending 31 December 2020 of A$19,844,146 was significantly higher compared to A$5,950,345 for the half year ending 31 December 2019, mainly due to the expected significant decrease of A$7.4m in milestone payment and the significant increase (A$8.1m) in non-cash expense from the warrant fair value movement.

Outlook

Following the encouraging clinical results announced for efti last year, Immutep is in a very robust financial and operational position. The Company has increasing confidence in efti and accordingly, three new efti trials or trial extensions with up to 386 patients in different cancer indications were announced or started during the half year, in addition to its ongoing clinical trials of the product candidate. Immutep is also working on scaling up efti manufacturing in preparation for potential commercial manufacturing and additional registration trials in multiple indications.

The Company is advancing its business development with industry partners and is engaging with regulatory bodies, while significantly strengthening its patent protection. Immutep has laid the foundations for another step change in calendar year 2021.

On behalf of the Board and management team of Immutep, we thank you for your continued support and look forward to reporting further progress as the second half of the financial year progresses.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 9. This report is made in accordance with a resolution of directors.

Mr Marc Voigt

CEO and Executive Director

Immutep Limited

23 February 2021

Immutep Limited- Appendix 4D	Page 8

Auditor’s Independence Declaration

As lead auditor for the review of Immutep Limited for the half-year ended 31 December 2020, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Immutep Limited and the entities it controlled during the period.

Caroline Mara	Newcastle
Partner	23 February 2021
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

Level 3, 45 Watt Street, PO Box 798, NEWCASTLE NSW 2300

T: +61 2 4925 1100, F: +61 2 4925 1199, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Consolidated Statement of Comprehensive Income

For the Half Year Ended 31 December 2020

	Note	31 December 2020	31 December 2019
			A$
REVENUE
License revenue		—	7,366,493
OTHER INCOME
Research material sales		193,533	79,417
Grant income		2,019,048	2,152,200
Net gain on foreign exchange		—	224,616
Interest income		47,752	137,361
Net gain on fair value movement of warrants	11	—	619,854

Total revenue and other income		2,260,333	10,579,941
EXPENSES
Depreciation and amortisation		(1,052,916)	(965,465)
Research and development and intellectual property expenses		(8,437,324)	(11,899,055)
Corporate administrative expenses		(3,116,548)	(3,088,460)
Loss on foreign exchange		(779,803)	—
Net change in fair value of warrants	11	(8,057,161)	—
Net change in fair value of convertible note	10	(657,278)	(571,546)
Finance costs		(3,414)	(5,723)

Loss before income tax		(19,844,111)	(5,950,308)

Income tax expense		(35)	(37)

Loss for the half-year		(19,844,146)	(5,950,345)

Other Comprehensive loss
Exchange differences on the translation of foreign operations		(620,751)	(428,981)

Other comprehensive loss for the half-year, net of income tax		(620,751)	(428,981)

Total comprehensive loss for the half-year		(20,464,897)	(6,379,326)

Loss is attributable to:
Owners of Immutep Limited		(19,844,146)	(5,950,345)

Total comprehensive loss is attributable to:
Owners of Immutep Limited		(20,464,897)	(6,379,326)

Loss per share for loss attributable to the ordinary equity holders of the company:		Cents	Cents(restated)*
Basic and diluted loss per share		(3.83)	(1.48)

*

The Group updated the December 2019 EPS figure to reflect the impact of both the share consolidation and the bonus shares issue element arising from the capital raising during the half year reporting period 31 December 2020.

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 10

Consolidated Balance Sheet

As at 31 December 2020

	Note	31 December 2020	30 June 2020
		A$	A$
ASSETS
Current assets
Cash and cash equivalents	5	54,880,156	26,322,047
Current receivables	6	5,304,559	3,293,692
Other current assets	7	2,082,339	1,536,135

Total current assets		62,267,054	31,151,874

Non-current assets
Plant and equipment	8	41,657	49,356
Intangibles	9	13,875,059	15,194,807
Right of use assets		289,779	201,215

Total non-current assets		14,206,495	15,445,378

Total assets		76,473,549	46,597,252

LIABILITIES
Current liabilities
Trade and other payables		4,780,542	2,934,367
Lease liability		212,360	129,412
Employee benefits		221,642	300,466

Total current liabilities		5,214,544	3,364,245

Non-current liabilities
Convertible note liability	10	9,446,391	8,789,113
Warrant liability	11	958,449	949,600
Lease liability		92,838	132,971
Employee benefits		70,388	61,978

Total non-current liabilities		10,568,066	9,933,662

Total liabilities		15,782,610	13,297,907

Net assets		60,690,939	33,299,345

EQUITY
Contributed equity	12	287,381,682	242,990,507
Reserves	13	64,886,616	66,014,899
Accumulated losses		(291,577,359)	(275,706,061)

Equity attributable to the owners of Immutep Limited		60,690,939	33,299,345

Total equity		60,690,939	33,299,345

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 11

Consolidated Statement of Changes in Equity

For the Half Year Ended 31 December 2020

	Issued Capital A$	Reserves A$	Accumulated Losses A$	Total A$
Balance at 1 July 2019	221,091,591	65,533,954	(262,237,829)	24,387,716
Loss for the half-year	—	—	(5,950,345)	(5,950,345)
Other comprehensive income	—	(428,981)	—	(428,981)

Total comprehensive income/(loss) for the half-year	—	(428,981)	(5,950,345)	(6,379,326)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction costs	9,239,563	—	—	9,239,563
Employee Share based payments	—	783,967	—	783,967
Exercise of vested performance rights	674,961	(674,961)	—	—

Balance at 31 December 2019	231,006,115	65,213,979	(268,188,174)	28,031,920

Balance at 1 July 2020	242,990,507	66,014,899	(275,706,061)	33,299,345
Loss for the half-year	—	—	(19,844,146)	(19,844,146)
Other comprehensive income	—	(620,751)	—	(620,751)

Total comprehensive income/(loss) for the half-year	—	(620,751)	(19,844,146)	(20,464,897)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction costs	28,116,587	—	—	28,116,587
Exercise of warrants, net of transaction costs	14,703,294	—	3,972,848	18,676,142
Employee Share based payments	—	1,063,762	—	1,063,762
Exercise of vested performance rights	1,571,294	(1,571,294)	—	—

Balance at 31 December 2020	287,381,682	64,886,616	(291,577,359)	60,690,939

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 12

Consolidated Statement of Cash Flows

For the Half Year Ended 31 December 2020

	Note	31 December 2020	31 December 2019
		A$	A$
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of Goods and Service Tax)		(9,637,463)	(15,414,841)
License revenue received		—	7,315,305
Grant income received		159,440	2,542,800
Research material sales received		252,961	180,480
Interest received		50,623	159,789
Payment for interest on leases		(5,573)	(5,723)
Refund of security deposit		—	16,633
Advance from customers		143,034	—
Tax paid		(35)	(37)

NET CASH OUTFLOWS FROM OPERATING ACTIVITIES		(9,037,013)	(5,205,594)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payments for plant and equipment		(4,928)	(15,165)
Prepayment of lease obligation		(7,200)	—

NET CASH OUTFLOWS IN INVESTING ACTIVITIES		(12,128)	(15,165)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Principal elements of lease payments		(121,469)	(61,303)
Proceeds from issues of shares		29,572,005	10,030,556
Proceeds from issue of warrants		—	—
Proceeds from exercising of warrants		10,661,117	—
Share issue transaction costs		(1,455,418)	(790,993)
Warrants exercise transaction costs		(25,153)	—

NET CASH INFLOWS FROM FINANCING ACTIVITIES		38,631,082	9,178,260

NET INCREASE IN CASH AND CASH EQUIVALENTS		29,581,941	3,957,501
Effect on exchange rate on cash and cash equivalents		(1,023,832)	(9,333)
Cash and cash equivalents at the beginning of the half year		26,322,047	16,567,982

CASH AND CASH EQUIVALENTS AT THE END OF THE HALF YEAR	5	54,880,156	20,516,150

*	Non-cash investing and financing activities relate mainly to the following:

•	Fair value movement of convertible notes disclosed in Note 10 to the financial statements.

•	Fair value movement of warrant liability disclosed in Note 11 to the financial statements.

•	Exercise of vested performance rights for no cash consideration disclosed in in Note 12 to the financial statements.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 13

Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies

a) Basis of Preparation

The half-year consolidated financial statements is a general purpose financial report for the half-year ended 31 December 2020 has been prepared in accordance with Australian Accounting Standard AASB 134: Interim Financial Reporting, and the Corporations Act 2001.

The half-year report does not include all the notes of the type normally included in an annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Immutep as the annual report.

Accordingly, it is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2020 and any public announcements made by Immutep Limited during the half-year in accordance with continuous disclosure requirements of the Corporations Act 2001.

International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB. The half-year financial report complies with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding half year reporting period, except for the adoption of new and amended standards as set out below.

In March 2020, the novel coronavirus (COVID-19), was declared a world-wide pandemic by the World Health Organisation. This has spread rapidly throughout the world, including Australia, causing significant disruption to business and economic activity. The Group implemented business continuity procedures in place and implemented measures and safeguards to address health and safety risks whilst continuing to carry out ongoing clinical trials. To date, the Group’s operations have been maintained with limited disruption and the Group has undertaken additional measures to protect the health of its employees and patients.

However, the ongoing pandemic has increased the estimation uncertainty in the preparation of the consolidated financial statements. The estimation uncertainty associated with the magnitude and duration of COVID-19 is as follows:

•	The continued pandemic has led to volatility in the global capital markets, which could adversely affect the company’s ability to access the capital markets.

•	It is possible that the continued spread of COVID-19 could delay the future recruitment of clinical trials and therefore could lead to an indication of impairment in the intangible assets.

•	The continued pandemic could cause the delay of clinical trials conducted by our partners, which could potentially have an adverse impact on the future license income.

The consolidated entity has applied accounting estimates in the consolidated financial statements based on forecasts of economic conditions which reflect expectations and assumptions as at 31 December 2020 about future events, including COVID-19 that management believe are reasonable in the circumstances. While there was not a material impact to our consolidated financial statements as of and for the period ended 31 December 2020, resulting from our assessments, our future assessment of our current expectations at that time of the magnitude and duration of COVID-19, as well as other factors, could result in material impacts to our consolidated financial statements in future reporting periods.

(a) New and amended standards adopted by the Group

A number of new or amended standards became applicable for the current reporting period. The group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards.

The accounting policies adopted are consistent with those of the previous financial year and corresponding half-year reporting period.

Immutep Limited- Appendix 4D	Page 14

Notes to the Consolidated Financial Statements (continued)

2. Liquidity

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 31 December 2020, the Group holds cash and cash equivalents of $54,880,156 (30 June 2020: $26,322,047).

In line with the Group’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Group over the next 12 months. Based on this consideration, the directors are of the view there is no material uncertainty, and the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of future funding initiatives such as potential business development opportunities, for example an out-licensing transaction, capital raising initiatives, and the control of variable spending on research and development activities of the Group.

3. Dividends

The Group resolved not to declare any dividends in the half-year ended 31 December 2020.

Immutep Limited- Appendix 4D	Page 15

Notes to the Consolidated Financial Statements (continued)

4. Segment Reporting

Identification of reportable operating segments

Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)). The Group operates in one operating segment, being Cancer Immunotherapy.

Timing of revenue recognition continues to be for license revenue and other income at point in time except for interest income which is recognised over time.

Operating segment information

31 December 2020	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	—	—	—
Other Income
Grant income	2,019,048	—	2,019,048
Interest income	—	47,752	47,752
Research material sales	193,533	—	193,533
Net gain on foreign exchange	—	—	—
Net gain on fair value movement of warrants	—	—	—

Total revenue and other income	2,212,581	47,752	2,260,333

Result
Segment result	(11,054,899)	(8,789,212)	(19,844,111)
Loss before income tax expense	(11,054,899)	(8,789,212)	(19,844,111)

Income tax expense	—	—	(35)

Loss after income tax expense	—	—	(19,844,146)

Total segment assets	76,473,549	—	76,473,549

Total segment liabilities	15,782,610	—	15,782,610

31 December 2019	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	7,366,493	—	7,366,493
Other Income
Grant income	2,152,200	—	2,152,200
Interest income	—	137,361	137,361
Research material sales	79,417	—	79,417
Net gain on foreign exchange	—	224,616	224,616
Net gain on fair value movement of warrants	—	619,854	619,854

Total revenue and other income	9,598,110	981,831	10,579,941

Result
Segment result	(6,932,139)	981,831	(5,950,308)

Loss before income tax expense	(6,932,139)	981,831	(5,950,308)

Income tax expense			(37)

Loss after income tax expense			(5,950,345)

Total segment assets	42,955,491	—	42,955,491

Total segment liabilities	14,923,571	—	14,923,571

Immutep Limited- Appendix 4D	Page 16

Notes to the Consolidated Financial Statements (continued)

5. Cash and cash equivalents

	31 December 2020	30 June 2020
	A$	A$
Cash on hand	68	420
Cash in bank	32,690,623	12,793,272
Cash on short term deposit	22,189,465	13,528,355

	54,880,156	26,322,047

The above cash and cash equivalents are held in AUD, USD, and Euro. The interest rates on these deposits range from 0% to 0.55% (30 June 2020 - 0% to 1.03%).

6. Current Receivables

	31 December 2020	30 June 2020
	A$	A$
Accounts receivable and R&D grants receivable	4,927,618	3,121,858
GST receivable	376,941	171,834

	5,304,559	3,293,692

Due to the short-term nature of these receivables, the carrying value is assumed to be their fair value as at 31 December 2020.

7. Other current assets

	31 December 2020	30 June 2020
	A$	A$
Prepayments*	2,039,341	1,403,277
Security deposits	38,774	34,822
Accrued interest	4,224	98,036

	2,082,339	1,536,135

*	Prepayments are largely in relation to prepaid insurance and deposits paid to organisations involved in the clinical trials.

Immutep Limited- Appendix 4D	Page 17

Notes to the Consolidated Financial Statements (continued)

8. Plant and Equipment

	Plant and Equipment	Computer	Furniture and fittings	Total
	A$	A$	A$	A$
At 1 July 2019
Cost or fair value	548,380	73,966	22,049	644,395
Accumulated depreciation	(523,751)	(58,062)	(9,632)	(591,445)

Net book amount	24,629	15,904	12,417	52,950

Year ended 30 June 2020
Opening net book amount	24,629	15,904	12,417	52,950
Exchange differences	(431)	338	152	59
Additions	7,705	11,643	—	19,348
Disposal	—	(450)	—	(450)
Depreciation charge	(7,434)	(10,318)	(4,799)	(22,551)

Closing net book amount	24,469	17,117	7,770	49,356

At 1 July 2020
Cost or fair value	557,872	85,738	22,258	665,868
Accumulated depreciation	(533,403)	(68,621)	(14,488)	(616,512)

Net book amount	24,469	17,117	7,770	49,356

Half Year ended 31 December 2020
Opening net book amount	24,469	17,117	7,770	49,356
Exchange differences	(521)	(237)	(141)	(899)
Additions	—	4,928	—	4,928
Disposal	—	—	—	—
Depreciation charge	(4,304)	(5,043)	(2,381)	(11,728)

Closing net book amount	19,644	16,765	5,248	41,657

At 31 December 2020
Cost or fair value	551,300	89,110	21,720	662,130
Accumulated depreciation	(531,656)	(72,345)	(16,472)	(620,473)

Net book amount	19,644	16,765	5,248	41,657

Immutep Limited- Appendix 4D	Page 18

Notes to the Consolidated Financial Statements (continued)

9. Non-current assets – intangibles

	Patents	Intellectual Property	Goodwill	Total
	A$	A$	A$	A$
At 1 July 2019
Cost or fair value	1,915,671	25,480,543	109,962	27,506,176
Accumulated amortisation	(1,915,671)	(8,643,780)	—	(10,559,451)

Net book amount	—	16,836,763	109,962	16,946,725

Year ended 30 June 2020
Opening net book amount	—	16,836,763	109,962	16,946,725
Exchange differences	—	178,458	—	178,458
Amortisation charge	—	(1,930,376)	—	(1,930,376)

Closing net book amount	—	15,084,845	109,962	15,194,807

At 1 July 2020
Cost or fair value	1,915,671	25,730,602	109,962	27,756,235
Accumulated amortisation	(1,915,671)	(10,645,757)	—	(12,561,428)

Net book amount	—	15,084,845	109,962	15,194,807

Half Year ended 31 December 2020
Opening net book amount	—	15,084,845	109,962	15,194,807
Exchange differences	—	(357,687)	—	(357,687)
Amortisation charge	—	(962,061)	—	(962,061)

Closing net book amount	—	13,765,097	109,962	13,875,059

At 31 December 2020
Cost or fair value	1,915,671	25,082,007	109,962	27,107,640
Accumulated amortisation	(1,915,671)	(11,316,910)	—	(13,232,581)

Net book amount	—	13,765,097	109,962	13,875,059

Amortisation methods and useful lives

The Group amortises intangible assets with a limited useful life using the straight-line method over the following periods:

•	Patents, trademark and licenses	13-21 years
•	Intellectual property assets	13-14 years

10. Non-Current liabilities – convertible note

	31 December 2020	30 June 2020
	A$	A$
Convertible note at fair value at beginning of reporting period	8,789,113	7,642,707
Net change in fair value	657,278	1,146,406

Convertible note at fair value at end of reporting period	9,446,391	8,789,113

On 11 May 2015, the Group entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Group for cash consideration totaling A$13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on 31 July 2015.

Immutep Limited- Appendix 4D	Page 19

Notes to the Consolidated Financial Statements (continued)

10. Non-Current liabilities - convertible note (continued)

The 13,750,828 Convertible Notes issued have a face value of $1.00 per note, mature on 4 August 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into 50 ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

Details of the warrants granted together with the convertible note at initial recognition date were as follows:

•	8,475,995 warrants were granted with an exercise price of A$0.025 per share exercisable on or before 4 August 2025.

•	371,445,231 warrants were granted with an exercise price of A$0.0237 per share exercisable on or before 4 August 2020.

As a result of the 10 for 1 share consolidation in November 2019, the above cited warrants were restated in accordance with the subscription agreement. The exercise prices were also adjusted for the pro-rata Entitlement Offer in August 2019 under the anti-dilution provisions of the warrant terms.

The warrant expiry dates remained unchanged. The restated terms were as follows:

•	847,600 warrants with an exercise price of A$0.248 per share

•	37,144,524 warrants with an exercise price of A$0.235 per share

37,144,524 warrants with an exercise price of A$0.235 per share lapsed unexercised on 4 August 2020. None of the other warrants specified above have been exercised since initial recognition up to 31 December 2020.

All remaining warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital re-organisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

Fair value of convertible notes

The following assumptions were used to determine the initial fair value of the debt component of the convertible note which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company’s historical volatility data
Share price	A$0.051	Closing market share price on 31 July 2015
Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield	0.0%	Based on the Company’s nil dividend history

The fair value of the convertible note is allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of $4.4 million, based on the present value of the contractual cash flows of the note discounted at 15%. The remaining value of the convertible note was allocated to the conversion feature and recognised as equity.

After initial recognition, the liability component of the convertible note has been measured at fair value as required by AASB 2.

Immutep Limited- Appendix 4D	Page 20

Notes to the Consolidated Financial Statements (continued)

10. Non-Current liabilities - convertible note (continued)

	Convertible Note – Liability	Conversion Feature - Equity
	A$	A$
Fair value at issuance	4,419,531	41,431,774
Accumulated fair value movements	5,026,860	—

Balance at 31 December 2020	9,446,391	41,431,774

11. Non-Current liabilities – US warrants

	31 December 2020	30 June 2020
	A$	A$
Opening balance	949,600	3,164,413
Fair value movements	8,057,161	(2,214,813)
Exercising of warrants*	(8,048,312)	—

Closing Balance	958,449	949,600

*

In December 2020, US investors exercised 3,238,981 warrants at an exercise price of US$ 2.49 each. Immutep received US$8.07 million (A$10.66 million) cash payment in total. In total, 394,737 warrants from the warrant issuance in July 2017 remain at the reporting date. All of the warrants which were issued in December 2018 were exercised during the 31 December 2020 half year reporting period.

In July 2017, the Group completed its first US capital raise after it entered into a securities purchase agreement with certain accredited investors for the Group to issue American Depositary Shares (ADSs) and Warrants of Immutep for cash consideration totaling A$6,561,765. In this private placement, the Company agreed to issue unregistered warrants to purchase up to 1,973,451 of its ADSs. The warrants were issued with an exercise price of US$2.50 per ADS, are exercisable immediately and will expire on 5 January 2023. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. In December 2020, 1,158,981 of these warrants were exercised at US$2.49 each, hence 394,737 of these warrants remain as at 31 December 2020.

In December 2018, the Group completed its second US capital raise after it entered into a securities purchase agreement with certain accredited investors to purchase American Depositary Shares (ADSs) and Warrants of Immutep for cash consideration totaling A$7,328,509. In this private placement, the Group agreed to issue unregistered warrants to purchase up to 2,080,000 of its ADSs. The warrants were issued with an exercise price of US$2.50 per ADS. The Warrants were able to be exercised in whole or in part at any time or times up until the Warrant Expiry Date of 12 February 2022. The warrants did not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. In December 2002, 2,080,000 of these warrants were exercised at US$2.49 each, hence none of these warrants remain as at 31 December 2020.

Both US warrant issues represent a written option to exchange a fixed number of the Group’s own equity instruments for a fixed amount of cash that is denominated in a foreign currency (US dollars) and is thus classified as a derivative financial liability in accordance with AASB 132. The US warrants liability is initially recorded at fair value at issue date and subsequently measured at fair value through profit and loss at each reporting date. Capital raising costs have been allocated proportionately between issued capital and the US warrant issues in accordance with their relative fair values.

The 10 for 1 share consolidation in November 2019 did not change the number of US warrants nor the exercise price of those warrants as the American Depository Receipt (ADR) ratio was also changed from 1 ADS representing 100 shares to 1 ADS representing 10 shares. The effective date of the change was 7 November 2019.

However, under the anti-dilution clause of share purchase agreements, the exercise price was adjusted due to the entitlement offer the Group conducted in August 2019. As a result, the exercise price for the remaining warrants is now US$2.49.

Immutep Limited- Appendix 4D	Page 21

Notes to the Consolidated Financial Statements (continued)

11. Non-Current liabilities – US warrants (continued)

Fair value of warrants

The warrants granted are not traded in an active market and the fair value has thus been estimated by using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants are included above. The following assumptions were based on observable market conditions that existed at the issue date and at 31 December 2020:

December 2018 warrants

Assumption	At issue date	At 31 December 2020	Rationale
Historic volatility	59.95%	104.78%	Based on 12-month historical volatility data for the Company
Exercise price	US$2.50	US$2.49*	As per subscription agreement
Share price	US$2.21	US$3.14	Closing share price on valuation date from external market source
Risk-free interest rate	2.68%	0.10%	Based on the US Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair value per warrant	US$0.8474 A$1.1814	US$1.5325 A$1.9897	Determined using Black-Scholes models with the inputs above
Fair value	A$2,457,259	A$ Nil	Fair value at issue date was $2,457,259. Fair value was nil at 31 Dec 2020, All December 2018 US warrants were exercised.

July 2017 warrants

Assumption	At issue date	At 31 December 2020	Rationale
Historic volatility	58.0%	104.78%	Based on 12-month historical volatility data for the Company
Exercise price	US$2.50	US$2.49*	As per subscription agreement
Share price	US$2.17	US$3.14	Closing share price on valuation date from external market source
Risk-free interest rate	1.93%	0.13%	Based on the US Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair value per warrant	US$1.0716 A$1.3962	US$1.8701 A$2.428	Determined using Black-Scholes models with the inputs above
Fair value	A$2,755,375	A$958,449	Fair value of 1,973,451 warrants as at issue date and fair value of 394,737 warrants as at 31 December 2020

*	Exercising price has been adjusted as per anti-dilution clause in the share purchase agreement.

Immutep Limited- Appendix 4D	Page 22

Notes to the Consolidated Financial Statements (continued)

12. Equity – Contributed

			31 December 2020	30 June 2020
	Note		A$	A$
Issued and Paid-Up Capital
Fully paid ordinary shares	12	(a)	277,719,728	233,328,553
Options over fully paid ordinary shares			9,661,954	9,661,954

Total Issued Capital			287,381,682	242,990,507

(a) Ordinary shares	Note		31 December 2020		30 June 2020
			No.	A$	No.	A$
At the beginning of reporting period			487,630,938	233,328,553	3,388,598,296	211,429,637
Shares issued during the period (pre-consolidation)	12	(b)	—	—	477,645,539	10,030,556
Transaction costs relating to share issues			—	(1,455,418)	—	(1,474,934)
Exercise of performance rights pre-share consolidation (shares issued during the period)	12	(b)	—	—	10,878,476	385,794
Share consolidation			—	—	(3,489,408,041)	—
Exercise of performance rights post-share consolidation (shares issued during the period)	12	(b)	5,487,851	1,571,294	3,916,668	957,500
Shares issued during period (post-consolidation)	12	(b)	123,216,687	29,572,005	96,000,000	12,000,000
Exercise of warrants (shares issued during the period)	12	(b)	32,389,810	14,736,570	—	—
Transaction costs relating to exercise of warrants			—	(33,276)	—	—

At reporting date			648,725,286	277,719,728	487,630,938	233,328,553

(b) Shares issued

31 December 2020 details	Number of shares	Issue price A$	Total A$
Shares issued under Institutional Placement	123,216,687	0.24	29,572,005
Exercise of performance rights (shares issued during the period)	5,487,851	0.29	1,571,294
Exercise of US Warrants	32,389,810	0.45	14,736,570

	161,094,348		45,879,869

30 June 2020 details	Number of shares	Issue price A$	Total A$
Share placement July 2019*	19,047,619	0.210	4,000,000
Shares issued under Entitlement Offer August 2019*	28,716,935	0.210	6,030,556
Performance rights exercised pre share consolidation (transfer from share-based payment reserve) *	1,087,848	0.355	385,794
Performance rights exercised post share consolidation (transfer from share-based payment reserve)	3,916,668	0.244	957,500
Share placement May 2020 post share consolidation	96,000,000	0.125	12,000,000
Exercise of warrants	—	—	—

	148,769,070		23,373,850

*	All number of shares have been adjusted for the 10 to 1 share consolidation

Immutep Limited- Appendix 4D	Page 23

Notes to the Consolidated Financial Statements (continued)

13. Equity – Reserves and accumulated losses

	31 December 2020	30 June 2020
	$	$
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	41,431,774	41,431,774
Foreign currency translation reserve	1,133,989	1,754,740
Share-based payments reserve	3,204,648	3,712,180

	64,886,616	66,014,899

Movements in options issued reserve were as follows:
Opening balance and closing balance	19,116,205	19,116,205

Movements in conversion feature of convertible note reserve
Opening balance and closing balance	41,431,774	41,431,774

Movements in foreign currency translation reserve were as follows:
Opening balance	1,754,740	1,654,783
Currency translation differences arising during the half year	(620,751)	99,957

Ending balance	1,133,989	1,754,740

Movements in share-based payments reserve were as follows:
Opening balance	3,712,180	3,331,192
Options and performance rights expensed during the half year	1,063,762	1,724,282
Exercise of vested performance rights transferred to contributed equity	(1,571,294)	(1,343,294)

Ending balance	3,204,648	3,712,180

(b) Accumulated losses
Movements in accumulated losses were as follows:
Opening balance	(275,706,061)	(262,237,829)
Net loss for the half year	(19,844,146)	(13,468,232)
Exercise of vested performance rights transferred to contributed equity	3,972,848	—

Ending balance	(291,577,359)	(275,706,061)

14. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities, and results of the following subsidiaries:

Name of entity	Country of incorporation	Class of shares	31 December 2020%	31 December 2019%
Immutep Australia Pty Ltd	Australia	Ordinary	100%	100%
Immutep IP Pty Ltd	Australia	Ordinary	100%	100%
Immutep GmbH	Germany	Ordinary	100%	100%
Immutep USA Inc	USA	Ordinary	100%	100%
PRR Middle East FZLLC	UAE	Ordinary	100%	100%
Immutep S.A.S	France	Ordinary	100%	100%

15. Contingent Liabilities

There were no material contingent liabilities at 31 December 2020.

Immutep Limited- Appendix 4D	Page 24

Notes to the Consolidated Financial Statements (continued)

16. Events Occurring After the Balance Sheet Date

No matter or circumstance has arisen since 31 December 2020 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations or the Group’s state of affairs in future financial years.

17. Fair value measurement of financial instruments

This note provides an update on the judgements and estimates made by the Group in determining the fair values of the financial instruments since the last annual financial report.

(i) Fair value hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 31 December 2020 and 30 June 2020 on a recurring basis:

At 31 December 2020	Level 1	Level 2	Level 3	Total
	A$	A$	A$	A$
Liabilities
Convertible note liability	—	—	9,446,391	9,446,391
Warrant liability	—	958,449	—	958,449

Total liabilities	—	958,449	9,446,391	10,404,840

At 30 June 2020	Level 1	Level 2	Level 3	Total
	A$	A$	A$	A$
Liabilities
Convertible note liability	—	—	8,789,113	8,789,113
Warrant liability	—	949,600	—	949,600

Total liabilities	—	949,600	8,789,113	9,738,713

(ii) Valuation techniques used to determine fair values

Level 1:	The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Level 2:	The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3:	If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

Immutep Limited- Appendix 4D	Page 25

Notes to the Consolidated Financial Statements (continued)

17. Fair value measurement of financial instruments (continued)

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis

(iii) Fair value measurements using valuation techniques

•	There are no financial instruments as at 31 December 2020 and 30 June 2020 under Level 1.

•	Level 2 financial instruments consist of warrant liabilities. Refer to Note 11 for details of fair value measurement.

•	Level 3 financial instruments consist of convertible notes. Refer to Note 10 for details of fair value measurement

(iv) Valuation inputs and relationships to fair value

For US warrant valuation inputs under Level 2, please refer to Note 11.

The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at 31 December 2020 A$	Unobservable inputs	Range of inputs
Convertible note	9,446,391	Face value Interest rate of note Risk adjusted interest rate	13,750,828 3 15	% %

(v) Valuation inputs and relationships to fair value

The convertible note was valued using a discounted cashflow model.

Immutep Limited- Appendix 4D	Page 26

Directors’ Declaration

The Directors of the company declare that:

a)	The financial statements and notes, as set out on pages 10 to 26 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2020 and of its performance for the half-year ended on that date.

b)	there are reasonable grounds to believe that Immutep Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Marc Voigt

CEO and Executive Director

Immutep Limited

Dated: 23 February 2021

Immutep Limited- Appendix 4D	Page 27

Independent auditor’s review report to the members of Immutep Limited

Report on the half-year financial report

Conclusion

We have reviewed the half-year financial report of Immutep Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the consolidated balance sheet as at 31 December 2020, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, significant accounting policies and explanatory notes and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Immutep Limited does not comply with the

Corporations Act 2001 including:

1.	giving a true and fair view of the Group’s financial position as at 31 December 2020 and of its performance for the half-year ended on that date

2.	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half-year financial report section of our report.

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Responsibility of the directors for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement whether due to fraud or error.

PricewaterhouseCoopers, ABN 52 780 433 757

Level 3, 45 Watt Street, PO Box 798, NEWCASTLE NSW 2300

T: +61 2 4925 1100, F: +61 2 4925 1199, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Auditor’s responsibility for the review of the half-year financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2020 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PricewaterhouseCoopers

Caroline Mara	Newcastle
Partner	23 February 2021

Page 29